April 10, 2023
VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street N.E.
Washington, DC 20549

Division of Corporation Finance:

We received your letter of March 16, 2023 wherein you provided comments and questions related to:

Magellan Midstream Partners, L.P.
Form 10-K for the Fiscal Year ended December 31, 2022
Filed February 21, 2023
File No. 001-16335

The purpose of this correspondence is to provide our response to your comments and questions related to the above-noted filing. For the convenience of the Staff’s review, the comments contained in the Comment Letter have been set forth below in italics, followed by the response of the Partnership.

We respectfully ask the SEC staff to allow us to make the disclosure changes resulting from our responses to your comments prospectively without amendments to our historical filings.

Form 10-K for the Fiscal Year ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 40

1. We note that you identify Product Margin as a non-GAAP measure that is used by management to evaluate the profitability of your commodity-related activities, including the gas liquids blending and fractionation activities of your Refined Products segment. You define the measure as "product sales revenue less cost of product sales" and state that "its components are determined in accordance with GAAP" on page 5 and in earnings releases. You also state on page 39, with reference to the commodity related activities, that your measure "...better represents its importance to our results of operations."

We believe that you will need to revise disclosures in your periodic filings and earnings releases to adhere to the requirements in Item 10(e) of Regulation S-K and §244.100 of Regulation G. For example, you must present the most directly comparable GAAP-based measure with equal or greater prominence and include a reconciliation between these measures to comply with paragraphs (1)(i)(A) and (B) of this guidance.

We believe that gross margin (or gross profit), as described in the FASB Master Glossary, would be the most directly comparable GAAP-based measure.

Your characterization of Product Margin as better representing the importance of your commodity related activities is contrary to this guidance and should therefore be tempered with reference and contrast to the GAAP-based measure of gross margin (or gross profit).

Your description of the components as being determined in accordance with GAAP also appears to be contrary to general requirements pertaining to costs of tangible goods sold, considering the associated guidance on inventory and contract accounting in FASB ASC 330-10-30-1 and 340-40-25-7, and the presentation guidance in Rule 5-03.2 of Regulation S-X. The cost of product sales utilized in your non-GAAP measure and presented in your Statements of Income on page 56 and associated tabulations on pages 40 and 60- 67 appears to be incomplete. For example, we note that you have excluded depreciation and amortization. It is also unclear whether some portion of costs reported as operating would be attributable to cost of product sales under applicable GAAP.

Please modify the associated disclosures to clarify that you are using an incomplete measure and expand your accounting policy disclosures in Note 2 to describe the composition of costs reported as "Operating" and "Cost of product sales."

While you may present attributable costs separately, you would need to follow the labeling conventions described in SAB Topic 11:B, to specify or identify the separately reported attributable amounts in your presentation.

Please submit the revisions that you propose to address the concerns outlined above, and explain to us how you evaluated the amounts reported as Operating in determining the extent to which those amounts are attributable to Cost of product sales.

Response: In response to the Staff’s comment, the only difference between Product Margin as presented and Gross Margin is a de minimis amount of depreciation expense, as the products we sell require very limited refining processes to be ready for our customers. As a result, we propose clarifying that Product Margin is synonymous with Gross Margin and we will begin allocating depreciation expense to Cost of product sales in future filings. The following summary reflects our proposed changes to be provided in future filings:

Results of Operations

We believe that investors benefit from having access … ~~Additionally, product margin, which management primarily uses to evaluate the profitability of our commodity-related activities, is provided in this table. Product margin is a non-GAAP measure but the components of product sales revenue and cost of product sales are determined in accordance with GAAP. Our blending, fractionation and other commodity-related activities generate significant revenue. However, we believe the product margin from these activities, which takes into account the related cost of product sales, better represents its importance to our results of operations.~~ Additionally, we include product margin in this table, which is calculated as product sales revenue less cost of product sales, and is synonymous with the GAAP measure gross margin. Management primarily uses product margin to evaluate the profitability of our commodity related activities.

Financial Statements and Supplementary Data

Summary of Significant Accounting Polices (Note 2), page 62

In addition, we will expand our accounting policy disclosures to include the following descriptions of cost of product sales and operating costs.

Cost of Product Sales. Cost of product sales includes costs associated with the purchase of petroleum products, transportation and storage expenses, renewable fuel standard expenses, gains or losses on hedges for product purchases, and costs related to our blending and fractionating processes including compensation, utilities and power and depreciation.

Operating Costs. Operating costs principally include costs associated with asset maintenance, compensation, utilities and power, materials and supplies, environmental remediation, product overages and shortages, property taxes, and insurance.

In response to the Staff’s comment regarding SAB 11:B, we believe the proposed change to include depreciation expense in cost of product sales in future filings resolves this question, and, therefore, we do not propose additional changes to the description of that line item in our Consolidated Statements of Income.

Description of Our Businesses – Refined Products, page 5

In response to the Staff’s comment, we will eliminate the quantification of product margin and the related description to the non-GAAP measure, which is not integral to understanding the nature of our commodity-related activities. See our proposed changes below:

Commodity-Related Activities. Substantially all of the transportation, throughput and storage services provide are for third parties, and we do not take title to their products. We do take title to products related to tender deductions, product overages, and in connection with commodity activities including gas liquids blending and fractionation. The sales of these products generate product sales revenue. The amount of profits we earn from these activities and related hedges fluctuates with changes in petroleum prices.

Our gas liquids blending activity primarily involves purchasing butane and blending it into gasoline, which creates additional gasoline available for us to sell. This activity is limited by seasonal changes in gasoline vapor pressure specifications and by the varying quality of the gasoline delivered to us. When the differential between the cost of gas liquids and the price of gasoline fluctuates, the product margin we earn from these activities is impacted. We generally hedge the economic margin from this blending activity by entering into forward physical or derivative contracts at the time we purchase the related gas liquids. These blending activities accounted for approximately 98% of the total product margin for the refined products segment during 2022.

We also operate three fractionators along our pipeline system that separate transmix into gasoline and diesel fuel. In addition to fractionating the transmix that results from our pipeline operations, we also purchase and fractionate transmix from third parties and sell the resulting refined products.

~~Product margin from commodity-related activities in our refined products segment was $98.6 million, $133.8 million and $152.9 million for the years ended December 31, 2020, 2021 and 2022, respectively. The amount of margin we earn from these activities and related hedges fluctuates with changes in petroleum prices (see Note 14 –Derivative Financial Instruments to the consolidated financial statements included in Item 8 of this report for further information regarding our hedging activities). Product margin is a non-GAAP financial measure, but its components are determined in accordance with GAAP. Product margin, which is calculated as product sales revenue less cost of product sales, is used by management to evaluate the profitability of our commodity-related activities. The components of product margin included in operating profit, the nearest GAAP measurement, are provided in Note 4—Segment Disclosures to the consolidated financial statements included in Item 8 of this report.~~

In response to the Staff’s comment related to our earnings release, we will make conforming changes consistent with the proposed changes to our Form 10-K as noted previously, which includes disclosure that product margin is synonymous with the GAAP measure Gross Margin.

Liquidity and Capital Resources

Cash Flows and Capital Expenditures, page 45

2. We note that you attribute the change in operating cash flows to non-specific changes in working capital accounts and income from continuing operations and provide a general reference to adjustments made in reconciling net income to operating cash flows for noncash items and distributions from non-controlled entities.

Please expand your disclosure to provide a more informative analysis and discussion of changes in operating cash flows, to more clearly convey the underlying reasons for, and implications of, material changes between periods and to provide investors with an understanding of trends and variability in cash flows.

Please consider the nature of activity that would be reported under the direct method of presenting operating cash flows pursuant to FASB ASC 230-10-45-25, and the guidance in Section IV.B.1 of SEC Release 33-8350, in formulating your disclosures, and submit the revisions that you proposed to address this concern.

Response: In response to the Staff’s comment, we will expand our disclosure of operating cash flows within Liquidity and Capital Resources to more clearly convey the underlying reasons for, and implications of, material changes between periods and to provide investors with an understanding of trends and variability in cash flows. We propose the following changes in future periodic filings:

Operating Activities. Net cash provided by operating activities was $1,196.2 million and $1,141.3 million for the years ended December 31, 2021 and 2022, respectively. The $54.9 million decrease from 2021 to 2022 was due to changes in ~~our working capital~~ operating assets and liabilities (as described below), decreases in income from continuing operations, as previously described, partially offset by adjustments for non-cash items and distributions in excess of earnings of our non-controlled entities.

The changes in operating assets and liabilities decreased cash from operating activities by $9.7 million and $113.0 million for the years ended December 31, 2021 and 2022, respectively. This change is due primarily to accounts receivable, which vary from period to period with changes in commodity prices and from the timing of products sales to customers; changes in accounts payable and accrued product liabilities, which also vary from period to period with changes in commodity prices and from the timing of payments to vendors, suppliers and other third parties; offset partially by changes in inventories primarily due to changes in commodity prices.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 40

Response: In response to the Staff’s verbal question received during a conference call held on March 31, 2023, we note that operating margin is reconciled to operating profit (or operating income) which we believe is the nearest GAAP measure, as explained on page 39 in the introductory paragraph to our Results of Operations. We believe that operating profit is the nearest GAAP measure because it only requires adjusting for Depreciation, amortization and impairment expense and G&A expense (two line items) to reconcile operating margin to operating profit. A reconciliation of operating profit to gross margin, which as previously noted is synonymous with the amounts presented as product margin in our table on page 40, would require us to use five line items to complete the reconciliation, including amounts for transportation and terminals revenue, affiliate management fee revenue, operating expenses, other operating income (expense) and earnings of non-controlled entities. We also believe using gross margin, absent significant revenues from our transportation and terminals business to reconcile to operating margin results in two measures that differ from one another both in the revenues included and the expenses, whereas operating profit has a starting baseline with the same revenues and only requires adjustments in expenses to reconcile the non-GAAP (operating margin) and the GAAP measure (operating profit) further supporting our conclusion that operating profit is the nearest GAAP measure.

Financial Statements and Supplementary Data

Segment Disclosures (Note 4), page 65

Response: In response to the Staff’s verbal question received during a conference call held on March 31, 2023, we have reviewed the requirements in FASB ASC 280-10-50-30 noting the requirement to reconcile amounts in our Segment disclosure to consolidated income before income taxes and discontinued operations. We propose expanding our disclosure in future filings for all periods presented as follows:

	Year Ended December 31, 2022
	(in millions)
	Refined Products	Crude Oil	Intersegment Eliminations	Total
Transportation and terminals revenue	$1,408.2	$473.7	$(6.1)	$1,875.8
Product sales revenue	1,173.1	129.3	—	$1,302.4
Affiliate management fee revenue	6.6	15.6	—	$22.2
Total revenue	2,578.9	618.6	(6.1)	3,200.4
Operating expense	431.5	173.6	(13.0)	592.1
Cost of product sales	1,020.2	99.2	—	1,119.4
Other operating (income) expense	(7.9)	2.6	—	(5.3)
Earnings of non-controlled entities	(23.7)	(123.7)	—	(147.4)
Operating margin	1,167.8	466.9	6.9	1,641.6
Depreciation, amortization and impairment expense	159.2	126.7	6.9	292.8
G&A expense	172.6	68.1	—	240.7
Operating profit	$836.0	$272.1	$—	$1,108.1
Interest expense (net of interest income and interest capitalized)				226.8
Gain on disposition of assets				(0.9)
Other (income) expense				20.3
Income from continuing operations before provision for income taxes				$861.9

Additions to long-lived assets	$115.8	$32.0		$147.8

	As of December 31, 2022
	(in millions)
Segment assets	$4,880.3	$2,745.7		$7,626.0
Corporate assets				81.7
Total assets				$7,707.7
Goodwill	$38.3	$12.1		$50.4
Investments in non-controlled entities	$225.1	$668.9		$894.0

If you have follow-up questions or comments, please direct them to my attention.

Sincerely,

/s/ Jeff Holman
Chief Financial Officer
Magellan Midstream Partners, L.P.